

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 8, 2008

Mr. Jose Manuel Silva
Chief Financial Officer
Rochester Resources Ltd.
1305-1090 West Georgia Street
Vancouver, British Columbia V6E 3V7

> **Re:** **Rochester Resources Ltd.**
> **Form 20-F for Fiscal Year Ended May 31, 2007**
> **Filed November 30, 2007**
> **File No. 0-30390**

Dear Mr. Silva:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Fiscal Year Ended May 31, 2007

Controls and Procedures, page 63

1. Your disclosure under this heading indicates that your disclosure controls and procedures were effective as of May 31, 2005. Please update your disclosure to describe the conclusions you reached as of the end of the period covered by this report.

2.   We further note your disclosure that your officers have "concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms." Please note that Item 15(a) of Form 20-F requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are "designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure" Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Note 3. Acquisition, page F-10

3.   We note that you completed the acquisition of 100% of the issued and outstanding capital of ALB in exchange for your issuance of 10,500,000 common shares and that you determined that the fair value of these shares was $10,500,000. Please tell us how you determined the fair value of the shares you issued. In this regard, we note the shares closed on the OTCBB at $1.64 and $1.85 on the TSX on December 1, 2006. In addition, please tell us how you determined the fair value of the mineral property interests, totaling $16,963,276, and cite any authoritative accounting literature you relied upon in accounting for the acquisition of ALB under the purchase method.

Note 5. Mineral Property Interests, page F-11

4.   We note your presentation of the amounts that comprise the mineral property interest caption on the consolidated balance sheets. Please tell us the nature of the costs you include as "other" within the category of Acquisition and other. If applicable, please distinguish your response for Canadian and US GAAP purposes.

Note 15. Differences Between Canadian and US GAAP, page F-21

(ii) Mineral Interests, page F-22

5.   We note your disclosure with respect to the US GAAP reconciliation that "When proven and probable reserves are determined for an interest and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized." Please note that for US GAAP reconciliation purposes, exploration costs should be expensed as incurred without reference to whether or not proven and probable reserves have been determined and a feasibility study prepared. Please modify your US GAAP accounting policy and disclosure as necessary.

Engineering Comments

General Information, page 3

6.   We note your disclosure that "the CIM definitions of proven and probable mineral reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides adopted by the SEC ("Guide 7")." Please note that we are not able to agree that proven and probable reserves as defined by the CIM in NI   43-101 and Industry Guide 7 are equal. In this regard, please see the following bulleted points and provide further support for your statement or modify your disclosure as necessary.

- A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7 compared to a pre-feasibility study under NI 43-101.

- A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves compared to a reasonable projection/estimate by the competent/qualified person under NI 43-101.

- To meet the "legal" part of the reserve definition under Industry Guide 7, the primary environmental analysis or document should have been submitted to governmental authorities.

History, page 25

7.   The words "development" and "production" have very specific meanings under Industry Guide 7(a) (4), (Refer to www.sec.gov/about/forms/industryguides.pdf). The terms reference the "development stage" when companies are engaged in

preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any "reserves," as defined by Guide 7, please remove the terms "develop," "development" or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

8.   As you do not have a "reserve," it appears that you are in the "exploration stage," as defined by Industry Guide 7(a) (1) and (a) (4) (i) respectively. Exploration stage companies are those issuers engaged in the search and evaluation of mineral deposits, which are not engaged in the development of reserves or engaged in production. Please remove all references in the document that use the term "mining" or "mining operations," or any term that can imply mineral production, such as operations.

Recent Exploration activities, page 26

9.   We note you reference staked additional lands adjacent to your Mina Real concessions. Please disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the properties.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of the type of claim such as placer or lode, whether the mining claims are State or Federal mining claims, leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

10.   On a related point, please expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

11.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. In this regard, specifically address your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

12.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Recent Exploration, page 27

13.   We note you refer to individual sample results for gold range from less than 0.03 g/t to 3.6 g/t. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief